Exhibit 99.1

Regulated Information Disclosure Made According to the Requirements of Belgian Law February 29, 2016 – 8:00 am CET

CAPITAL STRUCTURE DISCLOSURE

BRUSSELS, Belgium, February 29, 2016 – Delhaize Group discloses the information required under article 15, § 1 and 18, § 1 of the Belgian Law of May 2, 2007 regarding the disclosure of major shareholdings in listed companies following a capital increase resulting from the exercise of subscription rights by employees.

Information as of February 19, 2016:

•	Total outstanding capital: € 52 126 693.50

•	Total number of outstanding ordinary shares: 104 253 387

•	Total number of outstanding subscription rights (each right entitles the holder to subscribe to one new ordinary share): 963 539

Pursuant to Delhaize Group’s Articles of Association, the threshold as from which a shareholding needs to be disclosed has been set at 3%.

Notifications of important shareholdings to be made according to the Law of May 2, 2007 or Delhaize Group’s Articles of Association should be sent to investor@delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2015, Delhaize Group’s sales network consisted of 3 512 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues. In 2014, Delhaize Group posted €89 million ($118 million) in net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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